UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss. 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO ss. 240.13D-2(a)


                             GOLDEN MINERALS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    381119106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Alan Jeffrey Buick Jr.
                               30 West 15th Street, No. 7S
                               New York, New York 10011
                               (646) 717-4155

                               With a copy to:

                               Robert Grundstein, Esq.
                               Katten Muchin Rosenman LLP
                               575 Madison Avenue
                               New York, New York  10022
                               (212) 940-8800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 21, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

                                 SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
CUSIP No.381119106
                                                                                                                  Page 2 of 11 Pages
------------------------------------------------------------------------------------------------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          Alan Jeffrey Buick Jr.
--------- --------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (a) |_|
                                                                                                                            (b) |X|
--------- --------------------------------------------------------------------------------------------------------------------------
   3
          SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS
   4
           AF
--------- --------------------------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------- --------------------------------------------------------------------------------------------------------------------------

   6
          CITIZENSHIP OR PLACE OF ORGANIZATION


           New York
--------------------- ---------- ---------------------------------------------------------------------------------------------------

     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING       7          SOLE VOTING POWER
       PERSON
        WITH                     0
                      ---------- ---------------------------------------------------------------------------------------------------
                      8          SHARED VOTING POWER
                                 604,565 Shares
                      ---------- ---------------------------------------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER
                                 0
                      ---------- ---------------------------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                      10         604,565 Shares
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           604,565 Shares

--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                |_|

--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.2349% (1)

--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------- --------------------------------------------------------------------------------------------------------------------------

(1)Based on 2,987,735 outstanding shares of Common Stock of the Company as of May 11, 2009, as reported in the Company's Quarterly
Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2009.




                                  SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 381119106
                                                                                                                  Page 3 of 11 Pages
------------------------------------------------------------------------------------------------------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          Trishield Partners LLC
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (a) |_|
                                                                                                                            (b) |X|
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          AF
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------- ---------- ---------------------------------------------------------------------------------------------------

     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH          7          SOLE VOTING POWER
     REPORTING
       PERSON
        WITH                     0
                      ---------- ---------------------------------------------------------------------------------------------------
                      8          SHARED VOTING POWER
                                 604,565 Shares
                      ---------- ---------------------------------------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER
                                 0
                      ---------- ---------------------------------------------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                 604,565 Shares
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            604,565 Shares
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                |_|
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.2349%  (2)
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

           OO
--------- --------------------------------------------------------------------------------------------------------------------------

(2) See footnote (1) above.



                                  SCHEDULE 13D


-----------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 381119106
                                                                                                                  Page 4 of 11 Pages
-----------------------------------------------------------------------------------------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS

          Trishield Capital Management LLC
--------- -------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP
   2      (a)  |_|

          (b)  |X|
--------- -------------------------------------------------------------------------------------------------------------------------
   3
          SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------------------------------

   4      SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
          2(e)                                                   |_|                                                           |_|
          -------------------------------------------------------------------------------------------------------------------------
---------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------- ---------- --------------------------------------------------------------------------------------------------

     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH          7          SOLE VOTING POWER
     REPORTING                   0
       PERSON
        WITH
                      ---------- --------------------------------------------------------------------------------------------------
                                 SHARED VOTING POWER

                      8          604,565 Shares
                      ---------- --------------------------------------------------------------------------------------------------

                                 SOLE DISPOSITIVE POWER
                      9          0
                      ---------- --------------------------------------------------------------------------------------------------

                                 SHARED DISPOSITIVE POWER
                      10         604,565 Shares
--------- -------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           604,565 Shares

--------- -------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                                              |_|

--------- -------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.2349 % (3)

--------- -------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- -------------------------------------------------------------------------------------------------------------------------

  (3) See footnote (1) above.




                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 381119106
                                                                                                                  Page 5 of 11 Pages
-----------------------------------------------------------------------------------------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          Trishield Distressed Securities Fund LLC
--------- -------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP
   2      (a)  |_|

          (b)  |X|
--------- -------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
--------- -------------------------------------------------------------------------------------------------------------------------

   4      SOURCE OF FUNDS
          WC
--------- -------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
          2(e)                                                   |_|                                                           |_|
--------- -------------------------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------- ---------- --------------------------------------------------------------------------------------------------

     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH                     SOLE VOTING POWER
     REPORTING        7          0
       PERSON
        WITH
                      ---------- --------------------------------------------------------------------------------------------------
                                 SHARED VOTING POWER

                      8          604,565 Shares
                      ---------- --------------------------------------------------------------------------------------------------

                                 SOLE DISPOSITIVE POWER
                      9          0
                      ---------- --------------------------------------------------------------------------------------------------

                                 SHARED DISPOSITIVE POWER

                      10         604,565 Shares
--------- -------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          604,565 Shares

--------- -------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                                                                             |_|

--------- -------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.2349% (4)

--------- -------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

           OO
--------- -------------------------------------------------------------------------------------------------------------------------

 (4) See footnote (1) above.



CUSIP No. 381119106                                           Page 6 of 11 Pages
          ---------

     This Schedule 13D is filed by (i) Alan Jeffrey Buick Jr., a natural person ("Buick"), (ii) Trishield Partners LLC ("Trishield Partners"), (iii) Trishield Capital Management LLC ("Trishield Capital") and (iv) Trishield Distressed Securities Fund LLC ("Trishield Fund" and collectively with Buick, Trishield Partners and Trishield Capital, the "Reporting Persons") with respect to the securities of Golden Minerals Company.

Item 1.           Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Golden Minerals Company (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 1700 Lincoln Street, Suite 3050, Denver, Colorado 80230.

Item 2.           Identity and Background

(a)  This   Statement   is  filed  as  a  joint   statement   pursuant  to  Rule
     13d-1(k)promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the Reporting Persons.

(b) The address of the principal business and/or principal office of each of Buick, Trishield Partners, Trishield Capital and Trishield Fund is 30 West 15th Street, No. 7S, New York, New York 10011.

(c) Buick is the managing member of each of Trishield Partners and Trishield Capital. Trishield Partners is the managing member of Trishield Fund. Trishield Capital is the investment manager of Trishield Fund. Trishield Fund purchases, holds and sells securities and other investment products.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Buick is a citizen of the United States. Trishield Partners, Trishield Capital and Trishield Fund are each organized under the laws of Delaware.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 22, 2009, a copy of which is attached hereto as Exhibit 99.1.

CUSIP No. 381119106                                           Page 7 of 11 Pages

Item 3.           Source and Amount of Funds or Other Consideration.

Pursuant to various purchases between May 29, 2008 and February 2, 2009 by Trishield Fund that utilized available cash assets in the aggregate amount of approximately $3,036,618, as of February 2, 2009 Trishield held a notional amount of $9,765,00 Apex Silver Mines Limited 2.875% convertible notes maturing on March 15, 2024 and a notional amount of $4,500,000 Apex Silver Mines Limited 4.0% convertible notes maturing on September 15, 2024 (collectively, the "Convertible Notes"). Apex Silver Mines Limited was the predecessor to the Company. Pursuant to Apex Silver Mines Limited's plan of reorganization which became effective on March 24, 2009, the Convertible Notes held by Trishield Fund were converted into 146,739 shares of Common Stock of the Company.

Trishield Fund utilized available cash assets in the aggregate amount of approximately $721,977 to acquire the additional 457,826 shares of Common Stock of the Company reported herein as being held by it. Funds for the purchase of the Common Stock of the Company were derived from general working capital.

Item 4.           Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock of the Company for investment purposes.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

(a)
         (1)      Reporting Persons

                  Number of shares:  604,565

                  Percentage of shares:     20.2349% (5)

         (2)      Buick

                  Number of shares:  604,565

                  Percentage of shares:     20.2349% (5)

CUSIP No. 381119106                                           Page 8 of 11 Pages
          ---------

         (3)      Trishield Partners

                  Number of shares:  604,565

                  Percentage of shares:     20.2349% (5)

         (4)      Trishield Capital

                  Number of shares:  604,565

                  Percentage of shares:     20.2349% (5)

         (5)      Trishield Fund

                  Number of shares:  604,565

                  Percentage of shares:     20.2349% (5)

(5) Based on 2,987,735 outstanding shares of Common Stock of the Company as of May 11, 2009, as reported in the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2009

(b)

         (1)      Buick

                  Sole power to vote or direct the vote:  0

                  Shared power to vote or direct the vote:   604,565 shares

                  Sole power to dispose or to direct the disposition:  0

                  Shared power to dispose or direct the disposition:
                                                                604,565 shares

         (2)      Trishield Partners

                  Sole power to vote or direct the vote:  0

                  Shared power to vote or direct the vote:  604,565 shares

                  Sole power to dispose or to direct the disposition:  0

                  Shared power to dispose or direct the disposition:
                                                                604,565 shares

CUSIP No. 381119106                                           Page 9 of 11 Pages
          ---------

         (3)      Trishield Capital

                  Sole power to vote or direct the vote:  0

                  Shared power to vote or direct the vote:  604,565 shares

                  Sole power to dispose or to direct the disposition:  0

                  Shared power to dispose or direct the disposition:
                                                                604,565 shares

         (4)      Trishield Fund

                  Sole power to vote or direct the vote:  0

                  Shared power to vote or direct the vote:  604,565 shares

                  Sole power to dispose or to direct the disposition:  0

                  Shared power to dispose or direct the disposition:
                                                                 604,565 shares

Buick is the managing member of each of Trishield Partners and Trishield Capital. Trishield Partners is the managing member of Trishield Fund. Trishield Capital is the investment manager of Trishield Fund.

(c) The following table sets forth the transaction effected by the Reporting Persons in the shares of Common Stock of the Company during the 60 days prior to the date of filing of this Schedule 13D. All such transactions were purchases of the Company's Common Stock in open market transactions.

---------------------------- ------------------------------ ----------------------------- ----------------------------
           Date                          Buyer              Number of Shares of Common          Per Share Price
                                                                  Stock Purchased
---------------------------- ------------------------------ ----------------------------- ----------------------------
May 12, 2009                 Trishield Fund                 5,500                         $1.2673
---------------------------- ------------------------------ ----------------------------- ----------------------------
May 14, 2009                 Trishield Fund                 6,000                         $1.3200
---------------------------- ------------------------------ ----------------------------- ----------------------------
May 15, 2009                 Trishield Fund                 55,000                        $1.2400
---------------------------- ------------------------------ ----------------------------- ----------------------------
May 18, 2009                 Trishield Fund                 18,000                        $1.2850
---------------------------- ------------------------------ ----------------------------- ----------------------------
May 19, 2009                 Trishield Fund                 63,000                        $1.2680
---------------------------- ------------------------------ ----------------------------- ----------------------------
May 21, 2009                 Trishield Fund                 300,000                       $1.7500
---------------------------- ------------------------------ ----------------------------- ----------------------------

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Persons.

CUSIP No. 381119106                                          Page 10 of 11 Pages
          ---------

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Item 7.           Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement dated as of June 22, 2009 by and among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2009

                        /s/ Alan Jeffrey Buick Jr.
                        --------------------------
                        Alan Jeffrey Buick Jr.



                        TRISHIELD PARTNERS LLC


                        By:      /s/ Alan Jeffrey Buick Jr.
                                 --------------------------
                        Name:    Alan Jeffrey Buick Jr.
                        Title:   Managing Member



                        TRISHIELD CAPITAL MANAGEMENT LLC


                        By:      /s/ Alan Jeffrey Buick Jr.
                                 --------------------------
                        Name:    Alan Jeffrey Buick Jr.
                        Title:   Managing Member



                        TRISHIELD DISTRESSED SECURITIES FUND LLC
                        By: Trishield Partners LLC, its managing member


                          By:   /s/ Alan Jeffrey Buick Jr.
                                -----------------------------------
                          Name:  Alan Jeffrey Buick Jr.
                          Title: Managing Member

                                                                    Exhibit 99.1

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Golden Minerals Company and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 22nd day of June, 2009.



                        /s/ Alan Jeffrey Buick Jr.
                        --------------------------
                        Alan Jeffrey Buick Jr.



                        TRISHIELD PARTNERS LLC


                        By:      /s/ Alan Jeffrey Buick Jr.
                                 --------------------------
                        Name:    Alan Jeffrey Buick Jr.
                        Title:   Managing Member



                        TRISHIELD CAPITAL MANAGEMENT LLC


                        By:      /s/ Alan Jeffrey Buick Jr.
                                 --------------------------
                        Name:    Alan Jeffrey Buick Jr.
                        Title:   Managing Member



                        TRISHIELD DISTRESSED SECURITIES FUND LLC
                        By: Trishield Partners LLC, its managing member


                          By:   /s/ Alan Jeffrey Buick Jr.
                                -----------------------------------
                          Name:  Alan Jeffrey Buick Jr.
                          Title: Managing Member